Exhibit 99.2

Renesas to Acquire Cellular IoT Technology Leader Sequans Through Tender Offer

The Acquisition of Sequans Will Allow Renesas

to Extend More Comprehensive IoT Solution Offering

TOKYO, Japan and PARIS, France – August 7, 2023 – Renesas Electronics Corporation (TSE: 6723, “Renesas”), a premier supplier of advanced semiconductor solutions, and Sequans Communications S.A. (NYSE: SQNS, “Sequans”), a leader in 5G/4G cellular IoT chips and modules, today announced that the two companies have entered into a memorandum of understanding (the “MoU”). Pursuant to the terms of the MoU, Renesas will, following consultation of the Sequans’ works council and favorable recommendation by the Sequans Board, commence a tender offer to acquire all outstanding ordinary shares, including American Depositary Shares (ADS) of Sequans for $3.03 per ADS (each ADS representing four ordinary shares) in cash. The transaction values Sequans at approximately $249 million, including net debt, and is expected to close by the first quarter of calendar year 2024, subject to confirmation of tax treatment from relevant authorities, regulatory approvals and other customary closing conditions.

Upon closing of the transaction, Renesas intends to integrate Sequans’ breadth of cellular connectivity products and IP into its core product lineup, including microcontrollers, microprocessors, analog and mixed signal front ends. The acquisition will allow Renesas to immediately expand its reach to the Wide Area Network (WAN) market space encompassing a broad range of data rates. It will also enhance Renesas’ already rich portfolio of Personal Area Network (PAN) and Local Area Network (LAN) connectivity products.

The market for cellular IoT technology provided by companies like Sequans is growing rapidly, fueled by demand for smart meters, asset tracking systems, smart homes, smart cities, connected vehicles, fixed wireless access networks, and mobile computing devices. An industry study forecasts the number of cellular IoT devices will continue to grow by more than 10 percent annually.

“We are thrilled to take our partnership with Sequans to the next level,” said Hidetoshi Shibata, President and CEO of Renesas. “Sequans is a leader in the fast-growing cellular IoT market with wide cellular IoT network coverage. The company’s technology gives Renesas a path to offer broad connectivity capabilities across IoT applications to address the evolving customer needs.”

“We have been working closely with Renesas to serve the growing market demand for massive IoT and broadband IoT customers,” said Georges Karam, Chairman and CEO of Sequans. “As many telecom operators around the world continue to invest in 5G infrastructure and with the expanding deployment of IoT applications, combining with Renesas opens up vast opportunities to usher in a new era of seamless connectivity and digital mobility that can transform a multitude of industries.”

The acquisition of Sequans is the latest effort by Renesas to expand its offering of connectivity products through strategic acquisitions, including the purchases of Dialog, Celeno and, most recently, Panthronics. Renesas and Sequans have been collaborating since 2020 to deliver full-scale solutions that combine Renesas’ embedded processors and analog front-end products with Sequans’ wireless chipsets for massive IoT and broadband IoT applications.

Founded in 2003, Sequans is a fabless semiconductor company that designs and develops chipsets and modules for Internet of Things (IoT) devices. Offering products with extensive 5G/4G cellular categories, including 5G NR, Cat 4, Cat 1 and LTE-M/NB-IoT, Sequans provides reliable IoT wireless connectivity without the need for a gateway. The company also has proven expertise in low-power wireless devices, which is crucial in supporting massive IoT applications operating at low data rates. Its certified solutions are designed to work with all major radio frequency regulatory specifications by leading carriers in North America, Asia-Pacific and Europe.

Transaction Details

Under the terms of the MoU, Renesas will initiate a cash tender offer of $3.03 per Sequans ADS, subject to certain conditions. This offer represents a premium of 42.3% to Sequans’ closing price on August 4, and 7.7% premium to the volume weighted average price over the last twelve months and a 32.6% premium to the volume weighted average price over the last six months. The transaction values Sequans at approximately $249 million, including net debt of approximately $52 million.

If, upon completion of the appropriate works council consultation, Sequans’ Board recommends the tender offer to the holders of Sequans’ ordinary shares and ADSs, Renesas will commence the tender offer thereafter. The closing of the transaction is subject to the valid tender of Sequans shares representing at least 90% of the outstanding share capital of Sequans on a fully diluted basis, including Sequans shares owned by Renesas. The transaction is also subject to confirmation of tax treatment from relevant authorities, and receipt of required regulatory approvals and other customary closing conditions.

In addition, upon Sequans Board recommendation and appropriate works council consultation on the transactions described below, Sequans will convene an ordinary and extraordinary general meeting of the shareholders to vote on a series of transactions that would result in Sequans structurally, but not operationally, redomiciling in Germany. Following the closing of the tender offer and completion of such transactions, any ordinary shares or ADSs not tendered would be ultimately transferred to Renesas under German squeeze-out rules for statutory compensation. In connection with these transactions, Sequans’ existing French activities, including assets, liabilities and employees, would be first transferred to a new wholly-owned French subsidiary of Sequans.

The tender offer is currently expected to close by the first quarter of 2024 and the redomiciling and related transactions are currently expected to close by the fourth quarter of 2024. Assuming the completion of the tender offer, Sequans will become a privately held company and Sequans’ ADSs will no longer be listed on any public market.

The tender offer will be implemented in accordance with the terms and conditions of the MoU. In addition to the terms of the tender offer, the MoU contains customary representations, warranties and undertakings by Sequans and Renesas.

About Renesas Electronics Corporation

Renesas Electronics Corporation (TSE: 6723) empowers a safer, smarter and more sustainable future where technology helps make our lives easier. The leading global provider of microcontrollers, Renesas combines our expertise in embedded processing, analog, power and connectivity to deliver complete semiconductor solutions. These Winning Combinations accelerate time to market for automotive, industrial, infrastructure and IoT applications, enabling billions of connected, intelligent devices that enhance the way people work and live. Learn more at renesas.com. Follow us on LinkedIn, Facebook, Twitter, YouTube and Instagram.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China. Visit Sequans online at http://www.sequans.com/, and follow us on Facebook, Twitter and LinkedIn.

Advisors

BofA Securities is serving as financial advisor to Renesas and Goodwin Procter LLP is serving as legal counsel. Needham & Company is serving as financial advisor to Sequans and Orrick, Herrington & Sutcliffe LLP is serving as legal counsel.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, including American Depositary Shares of Sequans. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a direct wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY SEQUANS’ SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO

THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Cautionary note regarding forward-looking statements

This announcement may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” ”continue,” “estimate,” “expect,” ‘‘forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Parent and Purchaser and the Schedule 14D-9 to be filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

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All names of products or services mentioned in this press release are trademarks or registered trademarks of their respective owners.

Media Contacts:

Renesas Electronics Corporation

Akiko Ishiyama

+ 1-408-887-9006

pr@renesas.com

Sequans Communications S.A.

Kimberly Tassin

+1-425-736-0569

Kimberly@Sequans.com

Investor Relations Contacts:

Renesas Electronics Corporation

Yuuki Oka

+81 3-6773-3002

ir@renesas.com

Sequans Communications S.A.

Kim Rogers

+1-541-904-5075

Kim@HaydenIR.com